# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### June 11, 2009

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### ZymoGenetics, Inc.

### File No. 000-33489 - CF#23542

ZymoGenetics, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 6, 2009.

Based on representations by ZymoGenetics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 10.1 | through January 12, 2016 |
| Exhibit 10.2 | through January 16, 2016 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel